FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of June, 2017

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated June 29, 2017, announcing that Intelsat and Gilat Unveil Mobile Reach Solar 3G Solution for Mobile Network Operators that Need to Expand in Remote Areas.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated June 29, 2017	By: /s/ Yael Shofar
Yael Shofar
General Counsel

News Release

2017-38

Contact
Jason Bates
Media Communications Manager
jason.bates@intelsat.com
+1.703.559.7044

Doreet Oren
Director Product Marketing
doreeto@gilat.com

Intelsat and Gilat Unveil Mobile Reach Solar 3G Solution for Mobile Network Operators that Need to Expand in Remote Areas

Intelsat end-to-end managed service powered by Gilat cellular solutions delivers 3G connectivity using compact, solar-powered, easily deployable bundle

Luxembourg and Petah Tikva, Israel, 29 June 2017
Intelsat S.A. (NYSE: I), operator of the world’s first Globalized Network, powered by its leading satellite backbone, and Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today a joint managed services solution to provide 3G infrastructure in the most remote locations around the globe, where terrestrial services are not feasible.

Mobile Reach Solar 3G is an end-to-end managed solution for mobile network operators (MNOs) who want to expand their service footprint efficiently into ultra-rural regions where traditional network buildouts are uneconomical. The turnkey, solar-powered package combines Intelsat connectivity, including services from the Intelsat EpicNG high-throughput satellite (HTS) platform, bundled with Gilat’s industry proven VSAT system for small cell and cellular backhaul. The combination provides everything an MNO needs to expand 3G service over a 2.5-kilometer radius, including power supply, mono-pole, and all satellite and cellular equipment.

Mobile Reach Solar 3G is a small-cell over satellite package that can be carried by hand and installed by just a few people. It is intended for MNOs looking to extend services and address market needs, where unreliable or non-existent power supplies requires diesel generators to provide consistent service levels.  In those environments, maintaining equipment and securing fuel can be the most difficult and expensive part of keeping traditional cell towers operational.

“There is a massive transformation underway in the communications sector, as technology advancements make it more economical to connect the unconnected.  The Mobile Reach Solar 3G service is an example of the market expansion that will be enabled by the higher power, more efficient services provided by our Intelsat EpicNG platform,” said Jean-Philippe Gillet, Intelsat’s Vice President and General Manager, Broadband. “One of satellite’s biggest advantages is the ability to easily reach areas where terrestrial connectivity is limited. Combining this with solar-based solutions means that our customers will be able to cost-effectively expand their networks.  As they do so, remote regions will enjoy the economic benefit that always accompanies digital inclusion. Our innovations are unlocking new applications and markets.”

“This turnkey solution includes a  small cell form factor, a high performance VSAT and efficient use of bandwidth to reduce capital and installation costs, while mitigating deployment risks and driving immediate subscriber growth for the operator,” said Ron Levin, VP Global Accounts at Gilat. “Mobile Reach Solar 3G enables MNOs to allocate resources where they are needed most, whether they want to expand their network’s reach or improve the performance and quality of service for current subscribers.”

Supporting Resources:

•	Learn more about Mobile Reach Solar 3G: http://www.intelsat.com/media-resources/mobile-reach-solar-3g/
•	Learn more about Intelsat Solutions for Mobile Network Operators: http://www.intelsat.com/solutions/data-telecoms/mno/
•	Learn more about Intelsat EpicNG: http://www.intelsat.com/global-network/satellites/epicng/
•	Learn more about Gilat cellular solutions: https://www.gilat.com/solution/small-cell-over-satellite/

About Intelsat

Intelsat S.A. (NYSE: I) operates the world’s first Globalized Network, delivering high-quality, cost-effective video and broadband services anywhere in the world. Intelsat’s Globalized Network combines the world’s largest satellite backbone with terrestrial infrastructure, managed services and an open, interoperable architecture to enable customers to drive revenue and reach through a new generation of network services. Thousands of organizations serving billions of people worldwide rely on Intelsat to provide ubiquitous broadband connectivity, multi-format video broadcasting, secure satellite communications and seamless mobility services. The end result is an entirely new world, one that allows us to envision the impossible, connect without boundaries and transform the ways in which we live. For more information, visit www.intelsat.com.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds.  For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.